UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 1st, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Renewables in Europe: TotalEnergies Acquires Shell's Renewables Business and Sells a 50% Stake in a Portfolio of Developed Assets to KKR (August 3, 2026).

Exhibit 99.2	Disclosure of Transactions in Own Shares (August 4, 2026).

Exhibit 99.3	Disclosure of Transactions in Own Shares (August 11, 2026).

Exhibit 99.4	Disclosure of Transactions in Own Shares (August 18, 2026).

Exhibit 99.5	Disclosure of Transactions in Own Shares (August 25, 2026).

Exhibit 99.6	TotalEnergies Completes the Transfer of its 10% Interest in Arctic LNG 2 (August 27, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: September 1st, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer